September 26, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Monkey Tree Investment Limited Amendment No.1 to the Registration Statement on Form F-1 Response to the Staff’s Comments Dated September 25, 2025 CIK No. 0002070261

Dear Mr. Kuhn, Ms. Lumley, Mr. Kim and Ms. Wirth:

On behalf of our client, Monkey Tree Investment Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 25, 2025 on the Company’s amendment no.1 to the registration statement on Form F-1 filed on September 12, 2025. Concurrently with the submission of this letter, the Company is filing its amendment no.2 to the registration statement on Form F-1 (the “Amendment No.2 to the Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 25, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to the Registration Statement.

Amendment No.1 to the Registration Statement on Form F-1 filed Septemebr 12, 2025

Conventions That Apply To This Prospectus, page ii

1.	We note your definition of Monkey Tree HK, including that your Controlling Shareholder owns a 70% interest as of the date hereof. However, your response to prior comment 4 and your revised disclosure states that Monkey Tree HK is wholly owned by Timberworks. Please revise to reconcile the discrepancy, including the disclosure of any additional owner(s) of Monkey Tree HK, if applicable.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages ii of the Amendment No.2 to the Registration Statement indicating that Monkey Tree HK is wholly-owned by our Controlling Shareholder through Timberworks.

Risk Factors

Risks Related to Our Business and the Industry

Our success depends significantly on the market recognition of our brand . . ., page 21

2.	We note your revised disclosure in response to prior comment 2, including your characterization that the Other Franchisees are independent from you and your Controlling Shareholder. Please revise to explain your position or recharacterize the relationship. In this light, we note that your Controlling Shareholders owns 100% of Timberworks and Timberworks wholly owns Monkey Tree HK. Additionally, we note that your Controlling Shareholder is also the Chief Executive Officer of Monkey Tree HK, where Monkey Tree HK contracts with you and the Other Franchisees, and Monkey Tree HK and your Controlling Shareholder are “able to control the business operations and decision-making of Other Franchisee through the series of franchisee agreements ….” Also, please explain further how you are made aware that the Other Franchisees enter into similar or less favorable franchisee agreements than those you enter into. In connection with your revised disclosure, please update the related risks, as appropriate.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 21 of the Amendment No.2 to the Registration Statement recharacterizing the relationship among the Company, the Other Franchisees, Monkey Tree HK and our Controlling Shareholder. The Company has also included the referenced disclosure that the pricing information of the series of franchisee agreements entered into by and between the Other Franchisees and Monkey Tree HK was made known to us by Mr. Sung, and the related risk that there is no assurance that the series of franchise agreements entered into by and between us and Monkey Tree HK will remain on terms that are similar or more favorable than those entered into by and between the Other Franchisees, or that Mr. Sung will continue to provide us with such pricing information.

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor    Edinburgh Tower    The Landmark    15 Queen’s Road Central    Hong Kong

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T +852 2230 3500    F +852 2511 9515    klgates.com

Partners
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Virginia M.L. TAM	譚敏亮	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵

Registered Foreign Lawyer (PRC)
Amigo L. XIE	謝 嵐